Exhibit 4.6

August 23, 2010

TO THE UNDERSIGNED SUBSCRIBER OF UNITS

Dear Investor:

Thunder Mountain Gold, Inc. (the “Company”)

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Subscription Agreement  (the “Subscription Agreement”) for units of the Company (the “Units”), with each Unit comprised of one share of the Company’s common stock (a “Share”) and one share purchase warrant (each a “Warrant”)

Further to our discussions, we write to confirm that the Company wishes to proceed with the closing of the purchase and sale of Units pursuant to the Subscription Agreement in advance of listing of the Company’s common stock on the TSX Venture Exchange (the “Exchange”).  The Company’s objective in pursuing the early closing is to enable the Company to proceed with Phase 1 of the exploration program recommended by the Company’s NI 43-101 report on the South Mountain property during the 2010 exploration program prior to the onset of winter weather and adverse field conditions.

In order to facilitate this early closing, we confirm the agreement between the Company and yourself as subscriber to amend the terms of the Subscription Agreement to provide as follows:

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the Closing of the purchase and sale of the Units will not be subject to either Regulatory Acceptance, as originally contemplated in Section 4.2 and 4.3 of the Subscription Agreement, or the condition that all conditions to listing of the Common Shares on the Exchange be satisfied, as originally contemplated in Section 4.3 of the Subscription Agreement;

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the Closing will occur on a date specified by the Company, which date will be no later than September 15, 2010, without further notice and you authorize the Company or Lang Michener, if applicable, to release your subscription funds from escrow to the Company upon Closing;

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the Company may close the Offering by way of multiple Closings and the initial Closing may not be sufficient to enable the Company to satisfy conditions to listing on the Exchange; and

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the term of the Warrants will be amended to extend the term to a three year term, subject to the forced exercise provisions of the Subscription Agreement, and to provide that the exercise price of the Warrants will be (i) CDN$0.20 during the first year of the term of the Warrants, (ii) CDN$0.25 during the second year of the term of the Warrants, and (iii) CDN$0.30 during the third and final year of the term of the Warrants.

The Subscription Agreement will continue in full force and effect without amendment except as expressly amended by the terms of this letter agreement.  Capitalized terms used in this letter agreement that are not defined in this letter agreement have the meanings prescribed by the Subscription Agreement.

If you are in agreement, please sign below to confirm your agreement and return your signed copy to us via delivery, fax to (208) 322-5626 or by e-mail to eric@thundermountaingold.com.

Yours truly,

THUNDER MOUNTAIN GOLD, INC.

Per:

Accepted and agreed this ____ day of August, 2010.

Name of Investor (please print)	X Signature of Investor or Authorized Signatory Number of Units Subscribed For